Exhibit 21.1

SUBSIDIARIES

A. DOMESTIC SUBSIDIARIES

Name		Jurisdiction of Incorporation

(1)	THL - SC Bedding Company	Delaware
(2)	Simmons Bedding Company	Delaware
(3)	The Simmons Manufacturing Co., LLC	Delaware
(4)	Windsor Bedding Co., LLC	Delaware
(5)	World of Sleep Outlets, LLC	Delaware
(6)	Simmons Contract Sales, LLC	Delaware
(7)	Dreamwell, Ltd.	Nevada
(8)	Simmons Capital Management, LLC	Nevada

B. FOREIGN SUBSIDIARIES

Name		Jurisdiction of Incorporation

(1)	Revezbien Establishment	Liechtenstein
(2)	SCI Bedding ULC	Nova Scotia
(3)	Simmons Canada Inc.	Ontario
(4)	Simmons Canadian Bedding Inc.	Nova Scotia
(5)	Simmons Caribbean Bedding, Inc.	Puerto Rico
(6)	SCI Financing LP	Ontario
(7)	Simmons Admin, Inc.	Nova Scotia